May 16, 2023

Dear The Home Depot Shareholders,

Our organizations write to urge you to exercise your rights as shareholders and **Vote No on The Home Depot's Board Chair, Edward P. Decker and Lead Director Gregory D. Brenneman, on the basis of the company's failure to address and respond in a timely manner to the 2022 shareholder proposal,** "Regarding Reporting on Deforestation," which garnered 64.7% of shareholder votes and outlined The Home Depot's current financial risks associated with its forest supply chains.[1] In addition, **we recommend that shareholders request a special shareholder meeting upon the eventual release of the company's deforestation report** to give shareholders an opportunity to assess the effectiveness of Home Depot's report on reducing deforestation- and degradation-related risks in the company's supply chain.

The 2022 proposal requested that the company "issue a report assessing if and how it could increase the scale, pace, and rigor of its efforts to eliminate deforestation and the degradation of primary forests in its supply chains."[2] Including the time elapsed from when Green Century Capital Management filed the proposal, The Home Depot has had well over a year to meaningfully respond to the resolution supported by nearly 65% of its shareholders. In that time, Home Depot's main competitor, Lowe's, was subject to a similar proposal that Green Century Capital Management ultimately withdrew in exchange for the company issuing its own report outlining its plans to mitigate deforestation and forest degradation risks in its supply chain.[3] Lowe's released that report at the end of 2022, and while the report's content had many shortcomings, its release draws a clear contrast between Lowe's and The Home Depot's response to shareholder signals.[4]

Nearly five months after Lowe's released its report, The Home Depot's public response has been limited to announcing its intention to participate in the CDP forests survey and to publicly release a deforestation report at the end of fiscal year 2023.[5] The board's decision to wait 20 months to address material supply chain risks associated with deforestation and degradation should not be acceptable to shareholders.

Wood products are among the leading drivers of deforestation and forest degradation, which are responsible for approximately 15 percent of global greenhouse gas emissions and significant biodiversity loss.[6] Ending global deforestation by 2025 is a key action required to limit global warming to 1.5 °C, and 141 countries have committed to ending degradation by 2030 as part of the Glasgow Leaders' Declaration on Forests and Land Use.[7]

The Home Depot's forest policies and commitments do not meaningfully address the company's role in driving these impacts and position the company behind peers. Companies that do not adequately mitigate deforestation and forest degradation in their supply chains are vulnerable to material climate and further reputational risks. On multiple occasions

[1] U.S. SEC. May 18, 2022. https://www.sec.gov/ix?doc=/Archives/edgar/data/0000354950/000035495022000166/hd-20220518.htm

[2] "Shareholder Proposal Regarding Report on Deforestation," The Home Depot. April 12, 2022. https://otp.tools.investis.com/clients/us/home_depot/SEC/sec-show.aspx?Type=page&FilingId=15727796-2077-29953&CIK=0000354950&Index=12000.

[3] https://www.greencentury.com/lowes-commits-to-comprehensive-reporting-of-its-forest-footprint-will-also-explore-elimination-of-sourcing-from-primary-forests/.

[4] https://corporate.lowes.com/sites/lowes-corp/files/2022-12/lowes-2022-forestry-report-12-28-22.pdf.

[5] "The Home Depot expands reportings on diversity, equity and inclusion and deforestation efforts," The Home Depot. September 15, 2022. https://ir.homedepot.com/news-releases/2022/09-15-2022-130146469.

[6] "What is REDD+?" The Forest Carbon Partnership Facility. Accessed May 6, 2023. https://www.forestcarbonpartnership.org/what-redd; "Deforestation and forest degradation," IUCN. February, 2021. https://www.iucn.org/resources/issues-brief/deforestation-and-forest-degradation.

[7] "The Inevitable Policy Response 2021: Forecast Policy Scenario and 1.5C Required Policy Scenario," Principles for Responsible Investment. October 17, 2021. https://www.unpri.org/inevitable-policy-response/the-inevitable-policy-response-2021-forecast-policy-scenario-and-15c-required-policy-scenario/8726.article; "Glasgow Leaders' Declaration on Forests and Land Use," February 11, 2021. https://ukcop26.org/glasgow-leaders-declaration-on-forests-and-land-use/.

media outlets have connected The Home Depot to illegal wood sourcing, including from irreplaceable forests in Papua New Guinea, the Congo Basin, and Latin America.[8] Home Depot's sourcing in Canada's boreal forest also creates risk, as it currently lacks the policies to ensure the company avoids fueling forest degradation.[9] The Home Depot's inaction also poses regulatory risks related to the 2008 U.S. Lacey Act amendments and emerging laws such as the EU Deforestation Regulation.[10]

The Home Depot's shareholders sent a clear signal last year that they expected the company to promptly outline its plans to mitigate these risks. Home Depot announcing its *intent* to respond months from now to a majority-supported shareholder vote is not a response in and of itself, and failure to deliver a response within a year of such a clear investor-led signal is contrary to the accepted standards of responsible corporate governance. In fact, it appears to violate many shareholders' policies regarding corporate response to shareholder concerns, including the policies of BlackRock and State Street, which say they may vote against or withhold votes from directors when corporate boards have not been responsive to shareholder proposals that receive majority or substantial support.[11]

By not responding to the majority-supported resolution regarding reporting on deforestation and degradation this year, the board ignored shareholders' clear direction about updating the company's deforestation and forest degradation policies and assessing whether it had meaningfully mitigated associated risks. We urge you to remedy this by voting against Mr. Decker and Mr. Brenneman, and by requesting a special meeting upon the release of the anticipated forest report in order to provide shareholders the opportunity to fully assess Home Depot's response in a timely manner.

Sincerely,

Shelley Vinyard
Boreal Corporate Campaign Director
Natural Resources Defense Council

Lisa Handy
Forest Campaigns Director
Environmental Investigation Agency

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[8] "Brief to Home Depot Shareholders re: Proposal to Increase the Sustainability of Forest Supply Chains," NRDC. May 11, 2022. https://www.nrdc.org/sites/default/files/media-uploads/home_depot_investor_brief_may_2022.pdf; Stephan Leahy, "Your Floor May Be Made of Illegal Tropical Wood," National Geographic. August 2, 2017. https://www.nationalgeographic.com/animals/article/wildlife-watch-illegal-logging-papua-new-guinea; Rhett Butler, "Home Depot, Lowe's selling illegal wood from Papua New Guinea - report," Mongabay. March 23, 2006. https://news.mongabay.com/2006/03/home-depot-lowes-selling-illegal-wood-from-papua-new-guinea-report/; Tony Schick, Conrad Wilson, David Steves, "Undercover Investigators Find Northwest Link To Illegal Rainforest Logging," KUOW. March 25, 2019. https://www.kuow.org/stories/undercover-investigators-find-oregon-link-to-illegal-rainforest-logging; The Illegal Logging Crisis in Honduras" Environmental Investigation Agency. 2006. https://eia-international.org/wp-content/uploads/Honduras-Report-English-low-res.pdf.
[9] https://www.nrdc.org/bio/jennifer-skene/home-depot-sourcing-wood-products-its-1999.
10
https://www.fs.usda.gov/research/treesearch/47185#:~:text=The%20Lacey%20Act%20of%201900,similarly%20ban%20their%20interstate%20transport.
[11] BlackRock Inc. *Proxy Voting Guidelines for U.S. Securities,* (January 2023), p.10. https://www.blackrock.com/corporate/literature/fact-sheet/blk-responsible-investment-guidelines-us.pdf; State Street Global Investors. *Proxy Voting and Engagement Guidelines,* (March 2023), p.4. https://www.ssga.com/library-content/pdfs/asr-library/proxy-voting-and-engagement-guidelines-us-canada.pdf